
September 13, 2011

Via Facsimile
Mr. William Sawyer
Chief Executive Officer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, TX 77027

Re: Lucas Energy, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 1-32508

Dear Mr. Sawyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Eagle Ford Joint Venture Agreements, page 26

1.   We note your disclosure that it was reported in the media that Marathon would essentially be paying approximately $21,000 to $25,000 per acre in the Eagle Ford. We also note your disclosure that you cannot confirm or deny this report. Please substantiate your disclosure or remove it from future filings.

Note 4. Oil and Gas Properties

Acquisition of Oil and Gas Properties, page F-12

2.   We note you purchased various oil and gas properties and equipment at an aggregate net cost of $13,631,073. Please tell us and disclose more detail about each of the properties purchased, including the terms of payment and the amounts paid for each property. Tell us if these purchases are related to the separate purchase and sales agreements disclosed within your Sale of Oil and Gas Properties disclosure.

Sale of Oil and Gas Properties, page F-12

3.   We note during the year ended March 31, 2011 you sold various oil and gas properties and equipment for aggregate gross proceeds of approximately $13,773,411. We also note from your disclosure that you entered into certain separate purchase and sales agreements with three different companies for cash consideration to convey portions of leasehold interests. Please tell us and disclose in more detail the terms of each agreement, how the acquisitions and sales of these oil and gas properties are related and the amounts attributed to each of the oil and gas properties that were acquired and sold under each agreement. Please be specific in your response.

Supplemental Information to Consolidated Financial Statements

Oil and Gas Producing Activities, page F-25

4.   We note your tabular presentation for net proved developed, net proved undeveloped and net probable undeveloped reserves at March 31, 2011 and 2010 includes a total for net proved and probable reserves. The presentation is not appropriate and should be removed. Please reference Question 105.01 under our Compliance and Disclosure Interpretations for Oil and Gas Rules.

5.   We note your disclosure that you do not have a material amount of reserves that have remained undeveloped for five years or more. To comply with Item 1203(d) of Regulation S-K, please be more specific and tell us if there are any PUDs that will remain undeveloped for five years or more after disclosure as proved undeveloped reserves. For example, tell us if your PUD balance for March 31, 2011 will be converted to proved developed reserves within five years or prior to the end of fiscal 2016, and if not, explain the reasons why they will remain undeveloped.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief